UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Tiziana Life Sciences, Ltd.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

88875G101

(CUSIP Number)

May 4, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐	Rule 13d – 1(b)
☐	Rule 13d – 1(c)
☒	Rule 13d – 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88875G101

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Laura N M Fonda

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,553,714

	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER 5,553,714

	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,553,714

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 102,272,614 Common Shares disclosed by the Issuer (adjusted for consolidation) as outstanding as of May 4, 2022, as reported on the Issuer’s website.

Item 1(a).	Name of Issuer:

Tiziana Life Sciences Ltd., a Bermuda corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9th Floor, 107 Cheapside, London EC2V 6DN

Item 2(a).	Name of Person Filing.

This statement is filed on behalf of Laura N M Fonda, an individual (the “Reporting Person”).

An agreement among the Reporting Person that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 99.1.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address for the Reporting Person is:

45 Avenue de Grande Bretagne Principality of Monaco 98000

Item 2(c).	Citizenship.

Italy

Item 2(d).	Title of Class of Securities.

Common Shares

Item 2(e).	CUSIP Number.

88875G101

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The percentage set forth in Row (11) of the cover page for each of the Reporting Persons are calculated based upon 102,272,614 Common Shares disclosed by the Issuer (adjusted for consolidation) as outstanding as of May 4, 2022, as reported on the Issuer’s website.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2022	Laura N M Fonda

/s/ Laura N M Fonda